

September 11, 2014

Via E-mail
Stephen H. Temares
Chief Executive Officer
Bed Bath & Beyond, Inc.
650 Liberty Avenue
Union, New Jersey 07083

> **Re: Bed Bath & Beyond, Inc.**
> **Form 10-K for Fiscal Year Ended March 1, 2014**
> **Filed April 29, 2014**
> **Response dated September 4, 2014**
> **File No. 0-20214**

Dear Mr. Temares:

We have reviewed your response dated September 4, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20

1.   We reviewed your response to comment one in our letter dated August 4, 2014 and the disclosure you propose to include in future filings. We note that your proposed disclosure does not discuss how sales through online and mobile channels affect same store sales. While we understand that sales from the Company's in-store, online and mobile channels are intertwined to some extent, we believe that investors would benefit from disclosure regarding the amount of e-commerce sales through online and mobile channels included in comparable sales each period. We believe this is particularly the case as shoppers in the overall retail market continue to shift their purchases to websites from physical stores, and given your disclosure that the Company's success depends, in

part, on developing omnichannel capabilities. We also believe this additional data will help provide context for investors to understand the impact of your recent and continuing focus on and investment in enhancing the ominichannel experience for customers. As such, please disclose how sales from online and mobile channels impact comparable stores sales from period to period.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief